                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                        KINDERCARE LEARNING CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock,  par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   494521 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael E. Cahill, Esq.
                       Managing Director & General Counsel
                               The TCW Group, Inc.
                      865 South Figueroa Street, Suite 1800
                         Los Angeles, California  90017
                                 (213) 244-0000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 3, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  2  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   The TCW Group, Inc.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not applicable.
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Nevada
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     13,041
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    10,736,148**
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    13,041
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                10,736,148**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   10,749,189**
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   53.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   HC, CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

** includes 858,683 shares issuable upon exercise of warrants

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  3  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   Trust Company of the West
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not applicable.
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    1,149,264
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                1,149,264
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,149,264
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  4  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Asset Management Company
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     13,041
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    9,586,884**
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    13,041
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                9,586,884**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9,599,925**
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   48.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO, IA
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

** includes 858,683 shares issuable upon exercise of warrants

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  5  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    6,017,963
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                6,017,963
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   6,017,963
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   31.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN, IA
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  6  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    3,680,394**
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    0
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                3,680,394**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,680,394**
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   18.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IA; CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

** includes 858,683 shares issuable upon exercise of warrants

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  7  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Fund V - The Principal Fund
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    3,568,921**
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                3,568,921**
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,568,921**
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

** includes 858,683 shares issuable upon exercise of warrants

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  8  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Fund II
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    759,767
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                759,767
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   759,767
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page  9  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Fund IIb
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    695,883
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                695,883
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   695,883
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   3.6%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page 10  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Fund III
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    2,462,032
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                2,462,032
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,462,032
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   12.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page 11  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Fund IIIb
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    1,008,198
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                1,008,198
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,008,198
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page 12  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Trust
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    747,159
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                747,159
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   747,159
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   3.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   OO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 494521 20 6                                       Page 13  of 22 Pages
          -----------                                            ---    --


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   TCW Special Credits Trust IIIb
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   Not Applicable
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        / /
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
    NUMBER OF                 7 SOLE VOTING POWER

     SHARES                     -0-
                             ---------------------------------------------------
  BENEFICIALLY                8 SHARED VOTING POWER

    OWNED BY                    402,105
                             ---------------------------------------------------
      EACH                    9 SOLE DISPOSITIVE POWER

   REPORTING                    -0-
                             ---------------------------------------------------
  PERSON WITH                10 SHARED DISPOSITIVE POWER

                                402,105
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   402,105
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   2.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   OO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of KinderCare Learning Centers, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2400 Presidents Drive, Montgomery, Alabama 36116.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

     (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

     (2) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

     (3) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

     (4) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

     (5) Four California limited partnerships, TCW Special Credits Fund II, TCW Special Credits Fund IIb, TCW Special Credits Fund III and TCW Special Credits Fund IIIb (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner;

     (6) TCW Special Credits Fund V, The Principal Fund, a California limited partnership of which TAMCO is the general partner ("Principal Fund");

     (7) Two California collective investment trusts, TCW Special Credits Trust and TCW Special Credits Trust IIIb (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

     (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), manager of The Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree.

Special Credits, Special Credits Trusts and the Special Credits Limited Partnerships are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, the Special Credits Entities and The Principal Fund are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of third party accounts which invest in similar securities as the Special Credit Entities, three of which hold shares of the Issuer's Common Stock (the "Special Credits Accounts"), and Oaktree is also the investment manager of other third party accounts, one of which holds shares of the Issuer's Common Stock (the "Oaktree Account").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors, including the Principal Fund. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships and Special Credits Accounts. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The Principal Fund is a limited partnership which invests in entities in which there is a potential for the Principal Fund to exercise significant influence over such entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Pursuant to a subadvisory agreement between TAMCO and Oaktree, the Principal Fund is managed by Oaktree, whose business address is 550 South Hope Street, Suite 2200, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.

   (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Vice Chairman of the Board
Marc I. Stern            President
Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.    Executive Vice President & Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance &
                         Administration
Marc I. Stern            Director, Executive Vice President, Managing Director &
                         Chief Investment Officer - International
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

 (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.    Director & Vice Chairman of the Board
Marc I. Stern            Director, Vice Chairman of the Board & Chief Investment
                         Officer - International
Ernest O. Ellison        Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.       Director, Executive Vice President, Finance &
                         Administration
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary
Hilary G.D. Lord         Senior Vice President, Chief Compliance Officer &
                         Assistant Secretary

  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (vi) TAMCO is the sole general partner of Principal Fund. See information in paragraph (iii) above regarding TAMCO and its executive officers and directors.

 (vii) The members and executive officers of Oaktree and the portfolio managers of the Special Credits Limited Partnerships, the Special Credits Accounts and The Principal Fund are listed below. The principal address for each member and executive officer of Oaktree and each Portfolio Manager of the Fund is 550 S. Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members
------------------------------
Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry Keele              Principal
David Kirchheimer        Managing Director and Chief Financial and
                         Administrative Officer
Kenneth Liang            Managing Director and General Counsel

Portfolio Managers
------------------
Stephen A. Kaplan        Senior Managing Director
Bruce A. Karsh           President and Principal

During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, The Principal Fund, Oaktree, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 22, 1996, Special Credits distributed to its general partners and certain officers of the TCW Related Entities and of Oaktree (collectively, the "Distributees") a total of 27,868 shares of the Issuer's Common Stock that were distributed in-kind to Special Credits on March 1, 1996 as an incentive payment for managing assets of the Special Credits Accounts. Of the total of 27,868 shares of the Issuer's Common Stock distributed by Special Credits, 13,041, 5,015, 3,120, 3,069 and 1,672 shares of Common Stock were distributed in-kind to TAMCO, Bruce A. Karsh, Howard S. Marks, David Richard Masson and Sheldon M. Stone, respectively.

On May 2, 1996, the Principal Fund exercised 100,000 of the 958,683 warrants of the Issuer acquired by the Principal Fund on April 16, 1996, which were convertible into 100,000 shares of the Issuer's Common Stock. The Principal Fund used $1,250,000 of funds for the exercise of such warrants, at an exercise price of $12.50 per share, which funds were obtained from the working capital of the limited partnership.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock transferred to the Distributees were distributed in-kind as an incentive payment for each such Distributee's management of the assets of the Special Credits Accounts or as compensation. The exercise of 100,000 warrants on May 2, 1996 by the Principal Fund and the related acquisition of 100,000 shares of the Issuer's Common Stock upon such exercise was for the purpose of countering dilution that the Principal Fund experienced upon the exercise of stock options held by certain former officers and directors of the Issuer.

On October 3, 1996, Oaktree (on its own behalf and on behalf of the Oaktree Account), together with the Principal Fund, Special Credits (on behalf of the Special Credits Accounts), the Special Credits Limited Partnerships and the Special Credits Trusts (collectively, the "Funds"; and together with Oaktree, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement") with a newly formed corporation (the "Subsidiary") which is an affiliate of Kohlberg Kravis and Roberts & Co. (together with any subsidiaries and affiliates, "KKR"). Pursuant to the Voting Agreement, the Stockholders have agreed to vote an aggregate of 9,988,938 shares of the Issuer's outstanding Common Stock, constituting approximately 52.2% of the outstanding shares of the Issuer's Common Stock (the "Voting Agreement Shares"), in favor of a merger of the Subsidiary with and into the Issuer (the "Merger"), upon the terms and conditions set forth in the related Agreement and Plan of Merger (the "Merger Agreement"). In the event that the transactions contemplated by the Voting Agreement, the Merger and the Merger Agreement are consummated, KKR will acquire all of the Issuer's Common Stock, subject to the right of current holders of the Issuer's Common Stock to elect to retain, in the aggregate, up to 15% of the Common Stock of the Issuer immediately after completion of the Merger. In addition, the Merger and the related Merger Agreement will result in the following: (1) a tender offer by the Issuer for the Issuer's 10 3/8% Senior Notes due 2001; (2) the retirement, for cash consideration, of all of the Issuer's outstanding options at a price equal to the difference between the per share price for Common Stock pursuant to the Merger and the exercise price of the related option; (3) the retirement, for cash consideration, of all of the Issuer's outstanding warrants at a price calculated in accordance with the related warrant agreement; (4) the replacement of the existing board of directors of the Issuer, except as otherwise provided in the Merger Agreement;
(5) upon completion of the Merger, the delisting of the Common Stock and the warrants from the Nasdaq National Market, on which the Common Stock and the warrants currently are listed (subject, in the case of the Common Stock, to the Issuer's use of its reasonable best efforts); and (6) upon completion of the Merger and the retirement of all outstanding warrants, termination of the registration of such warrants under the Act. In the event that the Merger has not been consummated by March 31, 1997 (which date may be extended in accordance with the provisions of the Merger Agreement), then, under circumstances set forth in the Voting Agreement, the Stockholders have granted KKR the option to acquire all of the shares of the Issuer's Common Stock beneficially held by the Stockholders (including any warrants beneficially held by the Stockholders) for a period of 30 days.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Amendment No. 3 to Schedule 13D, TCW Special Credits Fund II beneficially owns 759,767 shares of the Issuer's Common Stock which is approximately 4.0% of the outstanding shares of the Issuer's Common Stock; TCW Special Credits Fund IIb beneficially owns 695,883 shares of the Issuer's Common Stock which is approximately 3.6% of the outstanding shares of the Issuer's Common Stock; TCW Special Credits Fund III beneficially owns 2,462,032 shares of the Issuer's Common Stock which is approximately 12.9% of the outstanding shares of the Issuer's Common Stock; TCW Special Credits Fund IIIb beneficially owns 1,008,198 shares of the Issuer's Common Stock which is approximately 5.3% of the outstanding shares of the Issuer's Common Stock; and Special Credits, for its own benefit and as the general partner of the Special Credits Limited Partnerships and the investment manager of the Special Credits Accounts may be deemed to beneficially own 6,017,963 shares of the Issuer's Common Stock (reflecting the in-kind distribution of 27,868 shares of the Issuer's Common Stock on April 22, 1996) which is approximately 31.4% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 3 to Schedule 13D, TCW Special Credits Trust beneficially owns 747,159 shares of the Issuer's Common Stock which is approximately 3.9% of the outstanding shares of the Issuer's Common Stock; and TCW Special Credit Trust IIIb beneficially owns 402,105 shares of the Issuer's Common Stock which is approximately 2.1% of the outstanding shares of the Issuer's Common Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 1,149,264 shares of the Issuer's Common Stock which is approximately 6.0% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 3 to Schedule 13D, the Principal Fund beneficially owns 3,568,921 shares of the Issuer's Common Stock, including 100,000 shares of the Issuer's Common Stock acquired upon the exercise of 100,000 warrants on May 2, 1996, which is approximately 17.8% of the outstanding shares of the Issuer's Common Stock.

TAMCO, as the managing partner of Special Credits and the general partner of the Principal Fund may be deemed to beneficially own shares of the Issuer's Common Stock held by the Special Credit Entities, Special Credit Accounts, and the Principal Fund, all of which constitutes 9,599,925 shares (including 858,683 shares of Common Stock issuable upon exercise of warrants held by the Principal Fund, and reflecting the in-kind distribution of 27,868 shares of the Issuer's Common Stock on April 22, 1996), or approximately 48.0% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 10,749,189 shares of the Issuer's Common Stock (including 858,683 shares of Common Stock issuable upon exercise of warrants held by the Principal Fund, and reflecting the in-kind distribution of 27,868 shares of the Issuer's Common Stock on April 22, 1996), or approximately 53.8% of the outstanding shares of the Issuer's Common Stock. TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Oaktree may be deemed to beneficially own the following shares of the Issuer's Common Stock: (1) pursuant to a subadvisory agreement with TAMCO, Oaktree may be deemed to beneficially own shares of the Issuer's Common Stock held by the Principal Fund, all of which constitutes 3,568,921 shares (including 858,683 shares of Common Stock issuable upon exercise of warrants held by the Principal
Fund) of the Issuer's outstanding Common Stock; and (2) as investment advisor, may be deemed to beneficially own shares of the Issuer's Common Stock held by the Oaktree Account, all of which constitute 111,473 shares of the Issuer's outstanding Common Stock; or, in the aggregate, 3,680,394 shares of the Issuer's outstanding Common Stock, or approximately 18.4% of the outstanding shares of the Issuer's Common Stock. Oaktree disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Oaktree is the beneficial owner of any securities covered by this statement.

  (b) The Stockholders, as a result of the entering into of the Voting Agreement, have, in effect, eliminated their ability to dispose of any of the Voting Agreement Shares and any other shares of the Issuer's Common Stock beneficially held by them, except as permitted in accordance with the Voting Agreement or the Merger Agreement, or upon the termination of the Voting Agreement, as provided therein. The Voting Agreement has, in effect, eliminated the ability of the Stockholders to transfer or otherwise dispose of any of the Voting Agreement Shares or warrants held by them to any person other than KKR until such time as KKR consents to such transfer or other disposition or the Voting Agreement terminates.

The Voting Agreement, in addition, has restricted the ability of the Stockholders to vote or direct the vote of, as applicable, the Voting Agreement Shares and any other shares of the Issuer's Common
Stock held by them with respect to the matters set forth in the Voting Agreement. Pursuant to the Voting Agreement, the Stockholders have agreed to vote for the Merger and to vote against certain other actions or transactions, as provided therein, the effect of which would be to reduce the likelihood of the consummation of the Merger or which would result in the sale of the Issuer (whether by merger, consolidation, sale of substantially all of the Issuer's assets, or other related business combination) to a third party unaffiliated with KKR.

Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnerships. In addition, Special Credits, as the investment manager of the Special Credits Accounts has the discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreement relating to such accounts including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Accounts. Therefore, and subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein, Special Credits has the power to vote and dispose of 6,017,963 shares of the Issuer's Common Stock (including 858,683 shares of Common Stock issuable upon exercise of warrants held by the Principal Fund).

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose the shares of Issuer's Common Stock held by Special Credits referenced above. In addition, TAMCO, as general partner of the Principal Fund has discretionary authority and control over all of the assets of the Principal Fund pursuant to the limited partnership agreement for such limited partnership. Therefore, and subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein, TAMCO has the power to vote and dispose of 9,586,884 shares of the Issuer's Common Stock (including 858,683 shares of Common Stock issuable upon exercise of warrants held by the Principal
Fund). The number of shares referenced in the previous sentence does not include 13,041 shares owned by TAMCO directly, which shares are not subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, and subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein, TCW has the power to vote and dispose of 1,149,264 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which, subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein, constitutes 10,736,148 shares of the Issuer's Common Stock (including 858,683 shares of Common Stock issuable upon exercise of warrants held by the Principal Fund). The number of shares referenced in the previous sentence does not include 13,041 shares owned by TAMCO directly, which shares are not subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein.

Oaktree, as the fund manager of (a) the Oaktree Account and (b) the Principal Fund pursuant to the subadvisory agreement between TAMCO and Oaktree, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the Oaktree Account and the Principal Fund have power to vote and dispose of, all of which, subject to the rights and powers of KKR pursuant to the Voting Agreement as described above and therein, constitutes 3,680,394 shares of the Issuer's Common Stock.

  (c) Neither Oaktree nor any of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days, except to the extent that the Voting Agreement, and the option which is a part thereof, constitutes a transaction in the Common Stock.

  (d) Pursuant to the Voting Agreement, KKR has received an option to acquire all of the shares of the Issuer's Common Stock beneficially owned by the Stockholders under certain circumstances as provided in the Voting Agreement.
In the event that such option is exercised by KKR, and KKR is unable to complete the contemplated acquisition despite the acquisition of the Stockholders' Common Stock of the Issuer, then so long as KKR (1) controls 80% or more of the Issuer's Common Stock (or if KKR has not yet acquired control of 80% of the Issuer's Common Stock, then it currently holds less than 50% of the Issuer's Common Stock as a result of the Issuer's issuance of Common Stock), or (2) sells such Common Stock more than one year after acquiring such Common Stock, KKR is entitled to retain the proceeds from the sale of such Common Stock to a third party unaffiliated with KKR.

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of each Special Credits Account. The Special Credits Limited Partnerships and Special Credits Accounts have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to partnership and account to account.

TAMCO, as general partner of the Principal Fund, receives a management fee for its management of the Principal Fund. Pursuant to a subadvisory agreement between TAMCO and Oaktree, the Principal Fund is managed by Oaktree, who receives a portion of the management fee received by TAMCO for its management of the Principal Fund. The Principal Fund's investment strategy is to invest in entities in which there is a potential for the Principal Fund to exercise significant influence over management.

TCW, as trustee of Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnerships and Special Credits Accounts in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities and Special Credits Accounts, and the Principal Fund, and except as further discussed below, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners, or between or among any of such persons and with respect to any securities of the Issuer.

As described herein, on October 3, 1996, the Stockholders entered into the Voting Agreement, pursuant to which the Stockholders have agreed (and, to that effect, have granted an irrevocable proxy to KKR) to vote the Voting Agreement Shares for the Merger and to vote the Voting Agreement Shares against certain other actions or transactions, as provided therein, the effect of which would be to reduce the likelihood of the consummation of the Merger or which would result in the sale of the Issuer (whether by merger, consolidation, sale of substantially all of the Issuer's assets, business combination or similar transaction) to a third party unaffiliated with KKR. The Principal Fund, and such other Stockholders as so determine, will elect to have a continuing equity interest in the Issuer upon completion of the Merger, as permitted under the Merger Agreement, of up to 15% (the "Electing Stockholders") subject to pro rata adjustment upon the election of any or all of the Issuer's other current stockholders. In the event that the Merger has not been consummated by March 31, 1997 (which date may be extended in accordance with the provisions of the Merger Agreement), then under circumstances set forth in the Voting Agreement, the Stockholders have granted KKR the option to acquire all of the Voting Agreement Shares and warrants beneficially held by the Stockholders (including any warrants beneficially held by the Stockholders) for a period of 30 days. Under certain circumstances as provided in the Voting Agreement, KKR has received an option to acquire all of the shares of the Issuer's Common Stock beneficially owned by the Stockholders under certain circumstances as provided in the Voting Agreement.
In the event that such option is exercised by KKR, and KKR is unable to complete the contemplated acquisition despite the acquisition of the Stockholders' Common Stock of the Issuer, then so long as KKR (1) controls 80% or more of the Issuer's Common Stock (or if KKR has not yet acquired control of 80% of the Issuer's Common Stock, then it currently holds less than 50% of the Issuer's Common Stock as a result of the Issuer's issuance of Common Stock), or (2) sells such Common Stock more than one year after acquiring such Common Stock, KKR is entitled to retain the proceeds from the sale of such Common Stock to a third party unaffiliated with KKR. Subject to certain exceptions provided therein, the Voting Agreement will terminate no later than 31 days after the termination of the Merger Agreement.

The Voting Agreement also provides for Oaktree and the Electing Stockholders, on the one hand, and KKR, on the other hand, to enter into a Stockholders' Agreement (the "Stockholders' Agreement") immediately upon the consummation of the Merger. The Stockholders' Agreement will provide for, among things, tag-along rights, drag-along rights and limited board representation for the Electing Stockholders, each of which is subject to the terms and conditions further provided in the Stockholders' Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Amendment No. 3 to
Schedule 13D:

Exhibit 1.1- Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of KinderCare Learning Centers, Inc.
Exhibit 1.2- Voting Agreement, dated October 3, 1996, between the Subsidiary, on the one hand, and the Stockholders, on the other hand.
Exhibit 1.3- Form of Agreement and Plan of Merger between the Subsidiary and the Issuer.
Exhibit 1.4- Form of Stockholder's Agreement, to be entered into among the Issuer, KKR, Oaktree and the Electing Stockholders (contained in Exhibit 1.2).

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of 7th day of October, 1996.

THE TCW GROUP, INC.

---------------------------------------
Michael Cahill
Managing Director and General Counsel


TRUST COMPANY OF THE WEST

---------------------------------------
Kenneth Liang
Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

---------------------------------------
Kenneth Liang
Authorized Signatory


TCW SPECIAL CREDITS

----------------------------------------
Kenneth Liang,
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits


TCW SPECIAL CREDITS FUND II

---------------------------------------
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund II


TCW SPECIAL CREDITS FUND IIb

--------------------------------------
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund IIb

TCW SPECIAL CREDITS FUND III

-----------------------------------------
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund III


TCW SPECIAL CREDITS FUND IIIb

---------------------------------------
Kenneth Liang
Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund IIIb


TCW SPECIAL CREDITS TRUST

--------------------------------------
Kenneth Liang
Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust


TCW SPECIAL CREDITS TRUST IIIb

---------------------------------------
Kenneth Liang
Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust IIIb


OAKTREE CAPITAL MANAGEMENT, LLC

---------------------------------------
Kenneth Liang
Managing Director and General Counsel


TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND

--------------------------------------
Kenneth Liang,
Authorized Signatory of TCW Asset Management Company, the General Partner of TCW Special Credits Fund V - The Principal Fund

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.


               All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                         HAROLD R. FRANK
Former Chairman & CEO                   Chairman of the Board
Southern California Edison              Applied Magnetics Corporation
2244 Walnut Grove Blvd.                 75 Robin Hill Rd.
Rosemead, CA  91770                     Goleta, CA  93017

JOHN M. BRYAN                           DR. HENRY A. KISSINGER
Partner                                 Chairman
Bryan & Edwards                         Kissinger Associates, Inc.
600 Montgomery St., 35th Floor          350 Park Ave., 26th Floor
San Francisco,  CA 94111                New York, NY  10022

ROBERT A. DAY                           KENNETH L. LAY
Chairman of the Board,                  Chairman and Chief Executive Officer
Trust Company of the West               Enron Corp.
200 Park Avenue, Suite 2200             1400 Smith Street
New York, New York  10166               Houston, TX 77002-7369

DAMON P. DE LASZLO, ESQ.                MICHAEL T. MASIN, ESQ.
Managing Director of Harwin             Vice Chairman
Engineers S.A., Chairman & D.P.         GTE Corporation
Advisers Holdings Limited               One Stamford Forum
Byron's Chambers                        Stamford, CT  06904
A2 Albany, Piccadilly
London W1V 9RD - England                EDFRED L. SHANNON, JR.
(Citizen of United Kingdom)             Investor/Rancher
                                        1000 S. Fremont Ave.
WILLIAM C. EDWARDS                      Alhambra, CA  9l802
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190          ROBERT G. SIMS
Menlo Park, CA  94025                   Private Investor
                                        11828 Rancho Bernardo, Box 1236
ERNEST O. ELLISON                       San Diego, CA  92128
Vice Chairman
Trust Company of the West               CARLA A. HILLS
865 South Figueroa St., Suite 1800      1200 19th Street, N.W.
Los Angeles, California 90017           5th Floor
                                        Washington, DC  20036

                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit                                                                  Page
Number                             Description                          Number
-------                ----------------------------------             ----------

1.1 Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of KinderCare Learning Centers, Inc. dated as of October 4, 1995.

1.2 Voting Agreement, dated October 3, 1996, between the Subsidiary, on the one hand, and the Stockholders, on the other hand.

1.3 Form of Agreement and Plan of Merger between the Subsidiary and the Issuer.

1.4 Form of Stockholder's Agreement, to be entered into among the Issuer, KKR, Oaktree and the Electing Stockholders (contained in Exhibit 1.2).